SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Name of Subject Company)

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares, par value HK $0.10 per share

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING TEN SHARES

(Title of Class of Securities)

Ordinary Shares (763991-02-3)

American Depositary Shares (04516X106)

((CUSIP) Number of Class of Securities)

CATHERINE CHANG

GENERAL COUNSEL

17th Floor, The Lee Gardens

33 Hysan Avenue

Causeway Bay

Hong Kong

+852 2500 0888

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

with a copy to:

Mark S. Bergman

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Alder Castle

10 Noble Street

London

EC2V 7JU

+44 207 367 1601

_	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address. The name of the subject company is Asia Satellite Telecommunications Holdings Limited. The address of the Company’s principal executive office is 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong, PRC. The telephone number of the Company’s principal executive office is (852) 2500-0888.

Securities. As of May 22, 2007, there were 390,265,500 AsiaSat Shares issued and outstanding (including 804,397 AsiaSat ADSs representing 8,043,970 AsiaSat Shares).

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address. The filing person is the subject company. The name of the subject company is Asia Satellite Telecommunications Holdings Limited. The address of the Company’s principal executive office is 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong, PRC. The telephone number of the Company’s principal executive office is (852) 2500-0888.

Tender Offer. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the mandatory unconditional offer (“US Share Offer”) by AsiaCo Acquisition Ltd. (the “Offeror”) for all the issued and to be issued ordinary shares of HK$0.01 each in the issued share capital of AsiaSat (“AsiaSat Shares”) including the AsiaSat Shares represented by American Depositary Shares (“ADSs”) (other than those held by the Offeror and parties acting in concert with it) at HK$16.00 per AsiaSat Share. The US Share Offer is open only to AsiaSat Shareholders who are persons resident in the United States and ADS Holders (wherever such ADS Holders are located).

The Offeror is a company incorporated in British Virgin Islands with limited liability whose address is c/o Room 2118, Hutchison House, 10 Harcourt Road, Hong Kong, owned by Able Star Associates Limited and GE Capital Equity Investment, Inc.

A separate concurrent mandatory unconditional Offer is being made by the Offeror in respect of AsiaSat Shares owned by persons resident outside the United States (“Share Offer” and together with US Share Offer, the “Offers”).

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Conflicts of Interest. None.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Solicitation or recommendation. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.3 Fairness – 1.3.3 AsiaSat – The Independent Board Committee”, “US Special Factors – 1. Special Factors – 1.3 Fairness – 1.3.3 AsiaSat – The Board” and in Part III under the caption “Letter from the Independent Board Committee of AsiaSat” in the US Offer Document is incorporated herein by reference.

Reasons. The information set forth in Part V under the caption “US Special Factors – 1. Special Factors – 1.3 Fairness – 1.3.3 AsiaSat”, in Part III under the caption “Letter from the Independent Board Committee of AsiaSat” and in Part IV under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” in the US Offer Document is incorporated herein by reference.

Intend to Tender. Except for Mr. Peter E. Jackson and Mr. William D. Wade, who have indicated their intentions to hold their 213,500 and 5,000 AsiaSat Shares, respectively, the Directors of the Company who are also AsiaSat Shareholders and/or Optionholders have indicated that they will accept the Offers but no irrevocable or binding undertakings to accept the Offers have been given by such Directors to the Offeror. The information set forth in Part II under the caption “Letter from the Board of AsiaSat — Interested Parties” is herein incorporated by reference.

Ms. Catherine Chang and Ms. Sabrina Cubbon, Executive Officers of the Company, have not yet determined whether they will accept the Share Offer but they will accept the Option Offer. All other Executive Officers have indicated the will to hold their AsiaSat Shares and accept the Option Offer.

ITEM 5. PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Solicitations or Recommendations. The information set forth in Part V under the caption “US Special Factors — 6. Persons/Assets Retained, Employed, Compensated or Used” in the US Offer Document is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Securities Transactions. To the best of the Company’s knowledge, except for Mr. Peter E. Jackson who has exercised 50,000 C Options on 7 May 2007, Ms. Catherine Chang who has exercised 80,000 C Options on 8 May 2007, Ms. Sabrina Cubbon who has exercised 185,000 C Options on 10 May 2007, and Mr. Ya Hui Chui who has exercised 125,000 C Options on 9 May 2007, no transactions in AsiaSat Shares have been effected during the past 60 days by the Company nor by any of the Company’s executive officers and directors or associates of the Company. The information set forth in Appendix IV under the caption “3. Information on AsiaSat – (e) Dealings in securities of AsiaSat by AsiaSat Shareholders” in the US Offer Document is incorporated herein by reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject company negotiations. None.

ITEM 8. ADDITIONAL INFORMATION

Other material information. The information set forth in Part V under the captions “US Special Factors – 2. Tax Consequences – 2.2 US Federal Income Tax Consequences”; “US Special Factors – 3. Intentions and Plans”; “US Special Factors – 4. Effects of Offers – 4.4 Margin Regulations”; “US Special Factors – 4. Effects of Offers – 4.6 Appraisal Rights”; in Appendix IV under the caption “8. Litigation” in the US Offer Document is incorporated herein by reference.

ITEM 9. EXHIBITS.

(a)(1)(1)	US Offer Document, dated May 25, 2007

(a)(1)(2)	Letter of Transmittal

(a)(1)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(4)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(5)	US Form of Acceptance

(a)(5)(1)	New York Times advertisement, dated May 25, 2007

(a)(5)(2)	Press Release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 15, 2007

(a)(5)(3)	Letter from CLSA Equity Capital Markets Limited, the independent financial adviser to the independent board committee of Asia Satellite Telecommunications Holdings Limited, dated May 25, 2007

(a)(5)(4)	Press release issued by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on May 23, 2007

(e)	None.

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

By:	/s/ William D. Wade
Name:	William D. Wade
Title:	Deputy Chief Executive Officer
Date:	May 25, 2007